UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32067 / April 8, 2016

_____

In the Matter of	:
	:
Principal Life Insurance Company	:
Principal National Life Insurance Company	:
Principal Life Insurance Company Variable Life	:
Separate Account	:
Principal National Life Insurance Company Variable Life	:
Separate Account	:
	:
Principal Life Insurance Company	:
The Principal Financial Group	:
Des Moines, Iowa 50392-0300	:
	:
(812-14586)	:
	:

_____

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Principal Life Insurance Company, Principal National Life Insurance Company (together, the "Insurance Companies"), Principal Life Insurance Company Variable Life Separate Account, and Principal National Life Insurance Company Variable Life Separate Account (together, the "Separate Accounts") (the Insurance Companies and the Separate Accounts, collectively, the "Applicants") filed an application on December 9, 2015, and amendments to the application on February 29, 2016, March 8, 2016, and March 14, 2016. Applicants requested an order pursuant to section 26(c) of the Investment Company Act of 1940 (the "Act") to approve the substitution of shares of Fidelity Variable Insurance Products Fund V Government Money Market Portfolio for shares of Principal Variable Contracts Funds, Inc. Money Market Account held by the Separate Accounts to support variable life insurance contracts issued by the Insurance Companies.

On March 17, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32030). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the Act, that the proposed substitution for Principal Life Insurance Company, <u>et al</u>. (File No. 812-14586) is approved, effective immediately, subject to the conditions contained in the application, as amended.

       For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary